SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-30050
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peoples Financial Corporation 401(k) Profit Sharing Plan
Howard and Lameuse Avenues
Biloxi, Mississippi 39533
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 – 10

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To The Retirement Plan Committee of
Peoples Financial Corporation 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ PORTER KEADLE MOORE, LLP
Atlanta, Georgia
June 25, 2007

Peoples Financial Corporation 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006		2005
Cash		$27,335	$115,132
Mutual funds		8,765,099	7,631,279
Peoples Financial Corporation common stock		1,894,590	1,113,094
Contributions receivable		91,926

Total assets		$10,778,950	$8,859,505

Liabilities

Distribution payable	$		$15,818
Other		235	132

Total liabilities		235	15,950

Net assets available for benefits		$10,778,715	$8,843,555

See Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to net assets
Investment income:
Net change in fair value of investments	$1,007,779
Interest	1,427
Dividends	308,396

Total investment income	1,317,602

Contributions:
Employer	329,524
Employees	645,677
Rollovers	18,157

Total contributions	993,358

Total additions	2,310,960

Deductions from net assets
Distributions paid to participants	375,184
Other expenses	616

Total deductions	375,800

Change in net assets available for benefits	1,935,160

Net assets available for benefits, beginning of year	8,843,555

Net assets available for benefits, end of year	$10,778,715

See Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Notes to Financial Statements
NOTE A – DESCRIPTION OF PLAN
The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employer Contributions
A summary of employer contributions is as follows:
Company Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.
Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.
Participant Accounts
Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:
Employer Discretionary Matching Contribution Account: This account is credited annually with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:
Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution of not less than 1% nor more than the maximum amount allowable under the Internal Revenue Code. The employee’s interest in this account will always be 100% vested.
Company Nonelective Contribution Account:
This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this fund are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.
Employee Rollover Contribution Account:
This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of the Plan. This account will always be 100% vested.
Merged Plan Asset Account:
This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited annually with the allocable net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.
Payment of Benefits
Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.
Eligible participants are entitled to receive required minimum distributions in annual installments.
The Plan also allows for certain hardship withdrawals prior to termination of employment. In no event may the amount of any hardship distribution requested exceed fifty percent of the Participant’s vested account balance less earnings on the Participant’s 401(k) deferrals credited.
Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.

Participant Loans
Participant loans are not permitted by the Plan.
Plan Amendments
In 2004, the Plan was amended effective as of January 1, 2005, to adopt the 401k Plus, Inc. Prototype Defined Contribution Plan. 401k Plus, Inc. is the third party administrator for the Plan. There were no significant changes to any of the Plan’s features as a result of this amendment.
In 2006, the Plan was amended retrospectively to August 25, 2005, to provide relief given under the Katrina Emergency Tax Relief Act of 2005. This relief affects hardship distributions and the tax treatment of distributions initiated due to the impact of Hurricane Katrina on participants.
In 2006, the Plan was also amended effective January 1, 2006, to adopt the final regulations under Internal Revenue Code Sections 401(k) and 401(m).
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation
The MetLife Stable Value Fund is fully benefit responsive and is recorded at contract value, which approximates fair value, as reported by the insurance company.
The Plan’s other investments are stated at fair value and represent the Plan’s share of the market value of fund holdings or are based on quoted market prices.
Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Benefit Payments
Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C — PARTICIPANTS’ INVESTMENTS
All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the administrator of the Plan. Investments representing more than 5% of net assets were as follows:

December 31,	2006	2005

GIC — Group Annuity Contracts
MetLife Stable Value Fund	$1,477,458	$1,131,338
Registered investment companies (Mutual Funds):
Fidelity Blue Chip Growth Fund	1,534,730	1,567,137
Fidelity U.S. Bond Index Fund	1,136,561	1,142,879
Fidelity Spartan U.S. Equity Index Fund	1,250,888	1,117,476
Calamos Growth Fund	1,877,337	1,956,312
Peoples Financial Corporation, Common Stock	1,894,590	1,113,094
During the year ended December 31, 2006, the Plan’s investments appreciated (depreciated) in fair value and realized gains (losses) on sales were as follows:

Mutual funds	$316,760
Peoples Financial Corporation common stock	691,019

Totals	$1,007,779

The credited interest rate on the MetLife Stable Value Fund held at December 31, 2006 was 5.20%. The credited interest rate on the MetLife Stable Value Fund held at December 31, 2005 was 4.60%. At December 31, 2006 and 2005, no valuation reserves had been taken against this fund.
NOTE D — RELATED PARTY TRANSACTIONS
Common stock of Peoples Financial Corporation, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $97,162 (4,487 shares) and sold $6,686 (376 shares) of Peoples Financial Corporation’s common stock during the year ended December 31, 2006. Shares held by the Plan at December 31, 2006 and 2005 had a market value of $1,894,590 and $1,113,094, respectively.
Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

NOTE E — CONCENTRATION OF MARKET RISK
The Plan has invested a significant portion of its assets in Peoples Financial Corporation common stock. This investment in Peoples Financial Corporation common stock approximates 18% of the Plan’s net assets available for benefits as of December 31, 2006. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.
NOTE F — COST OF PLAN ADMINISTRATION
The Company absorbs the cost of plan administration. These costs were $23,438 and $23,527 for the years ended December 31, 2006 and 2005, respectively.
NOTE G — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE H — TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service, dated September 18, 2001, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.
NOTE I — CHANGES IN TRUSTEES AND ADMINISTRATION AND RECORD KEEPER
Effective January 1, 2005, the individuals serving as the Board of Trustees of the Plan were removed as trustees. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, was appointed as Successor Trustee.
Also effective January 1, 2005, 401(k) Plus, Inc. became the third party administrator and record keeper for the Plan. This change allows the participants to have online access to their accounts.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of issuer or
(a)	similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)

		GIC — Group Annuity Contracts
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund - 11,154 shares	N/A	$1,477,458
		Registered investment companies (Mutual Funds):
	Fidelity Investments	Fidelity Blue Chip Growth Fund - 34,636 shares	N/A	1,534,730
	Fidelity Investments	Fidelity U.S. Bond Index Fund - 104,656 shares	N/A	1,136,561
	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - 24,928 shares	N/A	1,250,888
	American Funds	American Funds Fundamental Investors Fund - 3,372 shares	N/A	134,825
	American Aadvantage Funds	American Beacon Small Cap Value Fund - 6,860 shares	N/A	145,430
	Baron Asset Investments	Baron Growth Fund - 3,540 shares	N/A	176,565
	Calamos Mutual Funds	Calamos Growth Fund - 34,830 shares	N/A	1,877,337
	American Funds	American Funds Cap World Growth & Income Fund - 6,040 shares	N/A	252,223
	American Funds	American Funds Europacific Growth Fund - 4,143 shares	N/A	189,682
	First Pacific Advisors	FPA Crescent Fund - 2,916 shares	N/A	76,975
	T. Rowe Price Funds	T. Rowe Price Mid Cap Value Fund - 7,983 shares	N/A	201,899
	Third Avenue Funds	Third Avenue Real Estate Value Fund- 8,964 shares	N/A	310,526
*	Peoples Financial Corporation	Common Stock - 70,170 shares	N/A	1,894,590

		Total		$10,659,689

*	represents party-in-interest

N/A	Due to Plan being fully participant directed, such values are not required.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Name of Plan

/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples
Bank, Biloxi, Mississippi; Trustee
By: Thomas H. Wicks, Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 29, 2007

Date

INDEX TO EXHIBITS
Exhibit 23: Consent of Independent Registered Public Accounting Firm